Exhibit 99.60

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine and UConn Health Extend Collaboration to
Support Advancement of Patient-Specific Immunotherapies to
the Clinic

Achievement of Robust Preclinical Milestones Underscores the Potential of DPX-NEO as a Crucial Enabling Agent in Developing Personalized Neoepitope-based Cancer Treatments

Halifax, Nova Scotia; December 7, 2017 – Immunovaccine Inc. (“Immunovaccine” or the “Company”) (TSX: IMV; OTCQX: IMMVF), a clinical stage immunotherapy and vaccine company, today announced an expansion of its ongoing collaboration with UConn Health. The collaboration is part of Immunovaccine’s DPX-NEO program, which is evaluating the anti-cancer activity of proprietary patient-specific epitopes developed at UConn Health and formulated in the Company’s DepoVax™-based vaccine formulation. Based on prior preclinical and manufacturing milestones achieved in evaluating cancer neoepitopes formulated in Immunovaccine’s proprietary delivery formulation, Immunovaccine and UConn Health will begin working toward DPX-NEO’s first clinical trial.

Epitopes are the part of the biological molecule that is the target of an immune response. Neoepitopes are the mutated proteins produced by a patient’s own tumors.1

“The potential of neoepitope-based therapies to trigger anti-cancer immune responses tailored to the unique biology of each patient’s disease could be an oncology treatment game-changer,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “Our successful preclinical work showed that the DPX-NEO delivery formulation is poised to become a significant solution to the barriers that have, thus far, hindered the deployment of these truly personalized immunotherapies on a wide-scale basis. Namely, DPX-NEO’s intrinsic mechanism of action has consistently demonstrated the ability to generate long-lasting T cell responses, and efficiently accommodate a large, diverse band of peptide targets, both of which may be crucial to generating sustained, impactful anti-tumor activity.”

In previously announced preclinical research, researchers from UConn found that neoepitopes formulated in DepoVax-based vaccines demonstrated superior immunogenic activity over other formulations in mouse tumor models. Researchers are preparing a manuscript for submission to a peer-reviewed journal and will release further data upon publication. Immunovaccine and UConn Health agreed that these results provided a strong rationale for extending the collaboration towards a clinical trial. In the anticipated Phase 1 study, UConn Health will use its proprietary technology to identify patient-specific neoepitopes, which will be formulated in the DPX-NEO delivery technology.

“The successful results from our work in mouse models, combining our proprietary neoepitope selection process, along with the DepoVax-based formulation technologies, strongly support advancement into a clinical program. My colleagues and I look forward to doing so,” said Principal Investigator Pramod K. Srivastava, Ph.D., M.D., Professor of Immunology and Medicine, and Director, Carole and Ray Neag Comprehensive Cancer Center, University of Connecticut School of Medicine at UConn Health.

Immunovaccine had also previously announced a breakthrough in formulating multiple peptides in DepoVax formulations. The Company has patented the technology, which allows for both a larger number, and a broader potential range, of peptides into a single formulation as compared to standard formulation technologies.

About DepoVax

The technology underlying DepoVax formulations suspends active components in an oil diluent that prevents their release at the site of injection. This process forces immune cells to take up these components in an active process, delivering them directly to immune organs such as the lymph nodes. DepoVax formulations have undergone extensive testing in more than 60 preclinical and seven clinical studies. In clinical trials, these formulations have consistently demonstrated the ability to generate robust T and B cell responses, and durable immune responses.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax, the Company’s patented delivery platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™,-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

REFERENCES

1 Neoepitope Vaccines, Next Immunotherapy Frontier Cancer Discovery Published Online First December 28, 2015; doi:10.1158/2159-8290.CD-NB2015-179